UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioSpecifics Technologies Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

090931106
(CUSIP Number)

July 26, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Daniel J. Barker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,128
	6. SHARED VOTING POWER	302,235
	7. SOLE DISPOSITIVE POWER	4,128
	8. SHARED DISPOSITIVE POWER	302,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

306,363

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.9%

12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Apis Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	302,235
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	302,235

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

302,235

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

IA

Page 3 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Apis Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	37,229
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	37,229

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.6%

12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Apis Capital (QP), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	30,136
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	30,136

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.5%

12.	Type of Reporting Person (See Instructions)

PN

Page 5 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Apis Offshore Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	147,109
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	147,109

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

147,109

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.3%

12.	Type of Reporting Person (See Instructions)

CO

Page 6 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Apis Global Deep Value, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	32,629
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	32,629

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

32,629

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.5%

12.	Type of Reporting Person (See Instructions)

PN

Page 7 of 12 Pages

CUSIP No. 090931106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Apis Global Deep Value Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	55,132
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	55,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

55,132

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

.9%

12.	Type of Reporting Person (See Instructions)

CO

Page 8 of 12 Pages

Item 1.

(a)	The name of the issuer is BioSpecifics Technologies Corp. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 35 Wilbur Street, Lynbrook, NY 11563.

Item 2.

(a)
This Statement on Schedule 13G (this “Statement”) is being filed by (i) Apis Capital, LP, a Delaware limited partnership (“Apis Capital”), (ii) Apis Capital (QP), LP, a Delaware limited partnership (“Apis QP”), (iii) Apis Offshore Capital, Ltd., a Cayman Islands exempted company (“Apis Offshore”), (iv) Apis Global Deep Value, LP, a Delaware limited partnership (“Apis Deep Value”), (v) Apis Global Deep Value Offshore, Ltd., a Cayman Islands exempted company (“Apis Deep Value Offshore”, and together with Apis Capital, Apis QP, Apis Offshore and Apis Deep Value, the “Funds”), (vi) Apis Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the general partner and/or investment manager of the Funds, (vii) Daniel J. Barker (collectively, the “Filers”).  Each Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Mr. Barker is the Managing Member of the Investment Manager and the Portfolio Manager for the Funds.  The Funds directly own all of the respective shares reported in this Statement (other than the 4,128 shares directly owned by Daniel J. Barker).  Mr. Barker and the Investment Manager may be deemed to share with the Funds voting and dispositive power with respect to such shares.  Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)	The principal business office of Mr. Barker, Apis Capital, Apis QP, Apis Deep Value and the Investment Manager is:

53 Forest Avenue, Suite 103 Old Greenwich, Connecticut 06870 USA

The principal business office of Apis Offshore and Apis Deep Value Offshore is:

c/o dms Corporate Services Ltd. Ansbacher House 20 Genesis Close, George Town PO Box 1344 Grand Cayman KY1-1108 Cayman Islands

Page 9 of 12 Pages

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, $0.001 par value, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of July 26, 2010, and is based on 6,276,551 shares of Common Stock outstanding as of May 4, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed on May 10, 2010.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 10 of 12 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 29, 2010

DANIEL J. BARKER
APIS CAPITAL ADVISORS, LLC
APIS CAPITAL, LP
APIS CAPITAL (QP), LP
APIS OFFSHORE CAPITAL, LTD.
APIS GLOBAL DEEP VALUE, LP
APIS GLOBAL DEEP VALUE OFFSHORE, LTD.

By:	/s/ Daniel J. Barker
Daniel J. Barker, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of each of the Funds

Page 12 of 12 Pages